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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

         Nolan                       Joseph                           P.
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        (Last)                      (First)                        (Middle)

c/o Golder, Thoma, Cressey, Rauner, Inc.  6100 Sears Tower
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                                   (Street)

Chicago, IL 60606
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        (City)                      (State)                           (Zip)

                                                 Esquire Communications Ltd.
2.  Issuer Name and Ticker or Trading Symbol            (Nasdaq "ESQS")
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------

4.  Statement for Month/Year     June/1997
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    [x] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


7.  Individual or Joint/Group Filing (Check Applicable Line)

    [x] Form filed by One Reporting Person

    [ ] Form filed by More than One Reporting Person

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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
      N/A
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
*If the form is filed by more than one reporting person, see instruction 4(b)(v)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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
Series A Convertible
Preferred Stock                       $3.00               6/17/97          C                           4,387.50
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Series A Convertible
Preferred Stock                       $3.00               6/18/97          C                           2,925.00
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Option (to Purchase
Series A Convertible
Preferred Stock)                      $1,000              6/17/97          P                              7,500
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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

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 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-                  Amount or                  at End           (D) or        (Instr.
                               Exer-    tion         Title       Number of                  of               Indi-         4)
                               cisable  Date                     Shares                     Month            rect (I)
                                                                                            (Instr. 4)       (Instr. 4)
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
Series A Convertible
Preferred Stock                Immed                Common Stock  1,462,500      $1,000                          I            (1)
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Series A Convertible
Preferred Stock                Immed                Common Stock    975,000      $1,000     4,875,000            I            (1)
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Option (to Purchase                                  Series A
Series A Convertible                               Convertible
Preferred Stock)               Immed  12/17/98   Preferred Stock    7,500(2)       N/A        7,500(2)           I            (1)
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

Explanation of Responses:

(1) Mr. Nolan is a principal of Golder, Thoma, Cressey, Rauner, Inc., the general partner of GTCR IV, L.P. GTCR IV, L.P. is the general partner of Golder, Thoma, Cressey, Rauner Fund IV, L.P., the direct beneficial owner of the derivative securities reported in Table II. As such, Mr. Nolan may be deemed to be an indirect beneficial owner of such securities. Mr. Nolan expressly disclaims beneficial ownership of the shares reported in Table II. The filing of this form shall not be deemed an admission that Mr. Nolan is, for purposes of
Section 16 or otherwise, the beneficial owner of such shares.

(2) The 7,500 shares of Series A Convertible Preferred Stock which underlie the Option are convertible into 2,500,000 shares of Common Stock at a conversion price of $3.00.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                              /s/  Joseph P. Nolan                  7/10/97
                              -------------------------------  -----------------
                              **Signature of Reporting Person         Date